DRYDEN GLOBAL TOTAL RETURN FUND, INC.
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102-4077

December 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           485(b) Filing for Dryden Global Total Return Fund, Inc.
Registration Nos. 33-63943 and 811-04661

Dear Sir or Madam:

We are filing today via EDGAR a Post-Effective Amendment under Rule 485(b) to the Registration Statement of the above-referenced Registrant.  This Post-Effective Amendment designates December 30, 2009 as its effective date.

As counsel to the Registrant, I represent that the instant Rule 485(b) filing does not contain disclosures that render the filing ineligible to become effective under Rule 485(b).

Sincerely,

/s/ Jonathan D. Shain
Jonathan D. Shain
Assistant Secretary